1114 Avenue of the Americas 23rd Floor New York, New York 10036.7703 USA Tel 212.880.6000 Fax 212.682.0200 www.torys.com

January 27, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mara Ransom, Office Chief

Jennifer López, Staff Attorney

Jennifer Thompson, Branch Chief

Robert Babula, Staff Accountant

Re:	Brookfield Infrastructure Corp. and Brookfield Infrastructure Partners L.P.

Registration Statement on Form F-1

Initially Filed on September 25, 2019

File Nos. 333-233934 and 333-233934-01

Amendment No. 3 to Registration Statement on Form F-1

Filed January 27, 2020

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Brookfield Infrastructure Corporation (the “Company”) and Brookfield Infrastructure Partners L.P. (the “Partnership,” and together with the Company, the “Registrants”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated January 13, 2020 relating to Amendment No. 2 to the Registration Statement on Form F-1 (Registration Nos. 333-233934 and 333-233934-01) of the Registrants originally filed with the Commission on September 25, 2019 (the “Registration Statement”). Amendment No. 3 to the Registration Statement (“Amendment No. 3”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Registrants have revised Amendment No. 3 to update other disclosures. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 3.

Securities and Exchange Commission

January 27, 2020

Amendment No. 2 to Registration Statement on Form F-1

Questions and Answers Regarding the Special Distribution

How will the special distribution work?, page 14

1.

We note your response to comment 3. Please revise to disclose, as you do in your response, that the exchange ratio of 1:9 is not final and that the final exchange ratio will be confirmed or changed, closer to the date of the special distribution.

The Registrants respectfully advise the Staff that the board of directors of the general partner of the Partnership will determine the final distribution ratio before the Registrants will seek effectiveness of the Registration Statement and before the filing of the final prospectus related thereto. Therefore, the prospectus included in the Registrant Statement upon effectiveness and the final prospectus filed shortly thereafter will reflect the final distribution ratio.

Risk Factor

Our Brazilian business is dependent on a single customer for the majority of our revenues., page 40

2.

We note your disclosure that “[y]our Brazilian business is dependent on a sole customer for the majority of our revenues.” Please tell us what consideration you have given to the filing of any agreements with this sole customer. Please refer to Item 601(b)(10) of Regulation S-K.

The Registrants respectfully advise the Staff that they do not consider the agreements with the sole customer to the Brazilian business to be material contracts within the meaning of Item 601(b)(10) of Regulation S-K such that it would warrant filing such agreements as exhibits to the Registration Statement. Furthermore, the Registrants believe that the filing of such agreements will not provide any additional meaningful disclosure to investors.

As disclosed in the Registration Statement, the Partnership’s Brazilian business consists of a strategic infrastructure asset with over 2,000 kilometers of natural gas transportation pipelines in the highly populated Brazilian states of Rio de Janeiro, Sao Paulo and Minas Gerais that is contracted to one customer, an affiliate of Petroleo Brasileiro S.A. (“Petrobras”), pursuant to five ordinary course long-term “ship-or-pay” gas transportation agreements (the “GTAs”). Pursuant to the GTAs, the Partnership grants Petrobras exclusive use of the pipelines over the term of the GTAs in exchange for certain fixed payments that are consistent with standard tariff rates in Brazil.

Item 601(b)(10)(ii) of Regulation S-K provides, in pertinent part, that a contract that “ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries . . . will be deemed to have been made in the ordinary course of business and need not be filed unless it falls” within certain categories, one of which includes contracts upon which the registrant’s business is “substantially dependent”.

The Registrants believe it is important to differentiate between a contract that a company is “substantially dependent” upon, and one which should only be considered a “significant contract.” There is no bright line test under Item 601(b)(10)(ii)(B) to determine whether a company is substantially dependent on a particular contract or agreement. Although the Registrants believe that the determination of a significant contract can be based solely on the financial impact it may have on a company’s business, to be considered substantially dependent the determination must include both qualitative and quantitative measurements. As such, the Registrants do not believe that they are substantially dependent upon the GTAs given the nature of the arrangement with Petrobras.

Securities and Exchange Commission

January 27, 2020

The Registrants advise the Staff that the GTAs are ordinary course arrangements between suppliers and transporters of natural gas in almost all jurisdictions. The contracted tariff rates paid (or to be paid) by Petrobras are also comparable to other such agreements in other parts of Brazil. Due to the nature of the infrastructure in the Brazilian natural gas markets, the Registrants are not substantially dependent on the GTAs. The Partnership’s pipelines are a critical natural gas distribution network in Brazil, operating as a natural monopoly and linking natural gas supply to key Brazilian markets, and any natural gas supplier wishing to transport natural gas to such Brazilian markets must use the Registrants’ natural gas transportation pipelines. The Registrants therefore believe that our current sole customer in Brazil, or any competitor thereof, would be subject to the standard, highly regulated rates provided for by the GTAs even if such agreements were terminated.

The Registrants further note that the GTAs do not subject the Registrants to any volume or pricing risk as the agreements are indexed to the Brazilian General Market Price Index and are regulated by Brazilian Petroleum, Natural Gas and Biofuels Agency, and as such the terms of the actual GTAs would not be material to investors.

Accordingly, the Registrants believe that the GTAs are the types of contracts that ordinarily accompany gas transportation arrangements in the industry and the Registrants are not substantially dependent on them. The Registrants also believe that its current disclosure in the Registration Statement regarding the GTAs provides investors with the material terms of the arrangements, and investors would not receive any additional information that would be material to their investment decision if the Registrants filed the agreements with the SEC. However, the Registrants undertake to periodically review how they disclose the material terms of such agreements to ensure that the material information is being provided to investors.

Liquidity and Capital Resources , page 108

3.

We note your presentation of five year debt repayment schedules on a proportionate basis and proportionate net debt on page 109 and your reconciliation of proportionate debt to consolidated debt on page 110. We have the following comments:

•	Proportionate debt and proportionate net debt both appear to be Non-IFRS measures. Please revise your disclosure to clearly label these measures as Non-IFRS.

In response to the Staff’s comment, the Registrants have revised the disclosure in the section entitled “Use of Non-IFRS Measures” of Amendment No. 3 to refer to proportionate debt and proportionate net debt as non-IFRS measures.

Securities and Exchange Commission

January 27, 2020

•

Please revise to comply with Item 10(e)(1)(i)(A) of Regulation S-K by presenting and analyzing consolidated debt under IFRS with equal or greater prominence to your disclosure and analysis of proportionate debt and proportionate net debt. Also see Question 102.10 of our Compliance and Disclosure Interpretation of Non-GAAP Financial Measures.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 108 and 109 of Amendment No. 3.

•

Your disclosures do not appear to indicate whether or how management uses these Non-IFRS measures. With reference to Item 10(e)(1)(i)(D) of Regulation S-K, please confirm our assumption that management does not use these measures; or if our understanding is incorrect, please revise your disclosure to explain how management uses these measures.

The Registrants advise the Staff that management uses proportionate debt as a measure to evaluate the capital structure of the Company’s ownership portion of its non-wholly-owned controlled investments through evaluating the proportionate leverage that the Company has within a given investee in relation to the Company’s share of invested equity for a non-wholly owned consolidated investment. Specifically, as the Company’s debt is non-recourse in nature, repayment of debt is anticipated to be funded with funds from the assets of the underlying operation that is securing the given debt without cross-collateralization or parental guarantees. Accordingly, the Company endeavors to structure non-recourse borrowings on an investment-grade basis, such that cash flows from the operations of the project are sufficient to meet interest and principal repayments as they become due and the Company utilizes proportionate maturity values as a measure to evaluate the future liquidity requirements of the Company that are required to notionally leverage the Company’s share of its investments.

The Registrants have revised the disclosure on page 109 of Amendment No. 3 to explain how management utilizes proportionate debt and proportionate net debt.

Securities and Exchange Commission

January 27, 2020

•

Please explain to us in more detail why you believe these measures are meaningful and relevant to investors. As part of your response, please explain to us whether all of the equity holders in a given project are jointly and severally liable for that project’s debt or whether your debt agreements provide for individual liability for a proportion of the project debt based on each investor’s ownership percentage of the related project. Also tell us what consequences you would face if you paid your proportion of a debt payment but the non-controlling interest holders did not pay their proportion of the debt payment, such as whether the lender could force the project to cease operations or foreclose on the project assets. If you believe that both legally and practically, your investors only need to concern themselves with your ability to pay your proportion of project debt rather than each project’s ability to pay its entire project debt, please tell us the basis for your belief in detail, and revise your disclosures to better convey the limitations of these Non-IFRS measures to your investors. We may have further comments after reviewing your response.

The Registrants respectfully advise the Staff that the Company’s non-recourse borrowings in a given project or investee do not provide for individual liability for a proportion of the project or investee debt based on each investor’s ownership percentage of the related project or investment. Non-recourse borrowings are a liability of the project or investee as a whole and investors in the project or investee are not jointly and severally liable for such obligations, but are instead obligations of the vehicle itself, typically a corporation.

The Registrants however believe that proportionate debt presentation assists investors and analysts in estimating the Company’s overall performance and understanding the Company’s share of results and leverage relating to its underlying investments, which have varying economic ownership interests. Specifically, when used in conjunction with Adjusted EBITDA, the Registrants believe that proportionate debt provides useful information as to how the Company has financed its businesses at the asset-level. Consequently, the Registrants believe that the proportionate presentation of debt represents a relevant and meaningful measure in order to ascertain the return on invested capital that accrue to our investors.

In response to the Staff’s comment, the Registrants have provided additional disclosure on page 103 of Amendment No. 3 to explain the usefulness and limitations of relying on proportionate debt information as a non-IFRS measure.

Material United States Federal Income Tax Considerations, page 207

4.

We note your response to comment 4 and we reissue the comment in-part. We note disclosure that “the general partner of the partnership intends to take the position and believes that each of the partnership and Holding LP qualifies as an investment partnership..., so that the special distribution of class A shares to a U.S. unitholder that is an eligible partner qualifies as a non-taxable distribution of property” (emphasis added). While we appreciate that counsel is explicitly stating that it is not rendering an opinion as to “investment partnership” status, please revise to briefly explain why. Please also clarify or explain why the disclosure goes on to state “...so that the special distribution of Class A shares...qualifies as a non-taxable distribution of property,” as it seems to suggest that the general partner, rather than counsel, is rendering an opinion as to the tax-free status of the special distribution to U.S. holders upon the receipt of class A shares. See Sections III.C.1 and 3 of Staff Legal Bulletin No. 19.

Securities and Exchange Commission

January 27, 2020

In response to the Staff’s comment, the Registrants have revised pages 207 and 213 of Amendment No. 3 to clarify that Torys LLP is not rendering an opinion as to “investment partnership” status, because it depends on the highly factual determination that, for purposes of Section 731 of the U.S. Internal Revenue Code, neither the Partnership nor Holding LP has been engaged in a trade or business since its date of formation in 2008. In addition, the Registrants have revised pages 16, 28, 207, and 213 of Amendment No. 3 to clarify that the general partner is not rendering any opinion as to the tax-free status of the special distribution of class A shares to U.S. holders.

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Securities and Exchange Commission

January 27, 2020

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 880-6363.

Sincerely,

TORYS LLP

/s/ Mile T. Kurta
Mile T. Kurta

cc:

Bahir Manios, Chief Financial Officer

Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P.